SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 28)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Thomas M. Clay

Estate of Landon Thomas Clay

Brian James

Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009

Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016

c/o East Hill Management Company, LLC

70 Main Street, Suite 300

Peterborough, NH 03458

United States of America

(603) 371-9032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSON Thomas M. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,130,101 shares of Common Stock(1)
	8	SHARED VOTING POWER 19,309,101 shares of Common Stock(2)
	9	SOLE DISPOSITIVE POWER 51,130,101 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER 19,309,101 shares of Common Stock(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 70,439,202 shares of Common Stock(1, 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.9%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 1,806,400 shares of common stock (“Common Stock”) of Golden Queen Mining Co. Ltd. (the “Company” or “Golden Queen”) held directly by Mr. Thomas M. Clay, (ii) 140,833 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay, (iii) 17,052,402 shares of Common Stock held by the Estate of Landon Thomas Clay (the “Estate”), for which Mr. Thomas M. Clay is the executor, (iv) 26,114 shares of Common Stock held by LTC Corporation, for which Mr. Thomas M. Clay is President, (v) 3,070,878 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable subscription rights to purchase shares of Common Stock of the Company (the “Rights”) held directly by Mr. Thomas M. Clay, (vi) 28,989,081 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by the Estate, for which Mr. Thomas M. Clay is the executor, and (vii) 44,393 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by LTC Corporation, for which Mr. Thomas M. Clay is President. Mr. Thomas M. Clay disclaims beneficial ownership of the shares of Common Stock held by the Estate and the LTC Corporation.

(2)	Includes (i) 807,250 shares of Common Stock held by Arctic Coast Petroleums, Ltd. (“Arctic Coast”), for which Mr. Thomas M. Clay is a director, (ii) 1,344,269 shares of Common Stock held by the Monadnock Charitable Annuity Lead Trust dated May 31, 1996 (the “Monadnock Trust”), for which East Hill Management Company, LLC (“East Hill”) is the investment manager, (iii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2006 (the “LTC Trust”), for which Mr. Thomas M. Clay is a trustee, (iv) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009 (the “CF Trust” and, together with the LTC Trust, the “Trusts”), for which Mr. Thomas M. Clay is a trustee and has a residual beneficial interest, (v) 1,372,325 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by Arctic Coast, for which Mr. Thomas M. Clay is a director, and (vi) 2,285,257 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by the Monadnock Trust, for which East Hill is the investment manager. The CF Trust holds a 50% beneficial interest of the shares of Common Stock held by Arctic Trust, and Mr. Thomas M. Clay therefore disclaims beneficial ownership of 50% of the shares of Common Stock held by Arctic Coast. Mr. Thomas M. Clay is the sole manager of East Hill.

(3)	Based on 160,551,450 shares of Common Stock of the Company outstanding, calculated as follows: (i) 111,148,683 shares of Common Stock of the Company as of November 14, 2017, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 14, 2017, (ii) 140,833 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay, (iii) an aggregate of 13,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Trusts, and (iv) and an aggregate of 35,761,934 shares of Common Stock that may be acquired within 60 days upon exercise of outstanding, currently exercisable Rights.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSON Estate of Landon Thomas Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,041,483 shares of Common Stock(4)
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 46,041,483 shares of Common Stock(4)
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 46,041,483 shares of Common Stock(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%(5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(4)	Includes (i) 17,047,739 shares of Common Stock held in the name of the Estate, (ii) 4,663 shares of Common Stock held by the Estate in an individual retirement account in the name of Mr. Landon T. Clay (the “IRA”), (iii) 28,981,154 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by the Estate, and (iv) 7,927 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by the Estate in the name of the IRA.

(5)	Based on 140,137,764 shares of Common Stock of the Company outstanding, calculated as follows: (i) 111,148,683 shares of Common Stock of the Company as of November 14, 2017, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 14, 2017 and (ii) an aggregate of 28,989,081 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSON Brian James
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 19,309,101 shares of Common Stock (6)
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 19,309,101 shares of Common Stock (6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 19,309,101 shares of Common Stock (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%(7)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(6)	Includes (i) 1,344,269 shares of Common Stock held by the Monadnock Trust, for which Mr. Brian James is a trustee, (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Brian James is a trustee, (iii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Brian James is a trustee, (iv) 807,250 shares of Common Stock held by Arctic Coast, which is deemed to be beneficially owned by the CF Trust, (v) 1,372,325 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by Arctic Coast, which is deemed to be beneficially owned by the CF Trust, and (vi) 2,285,257 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by the Monadnock Trust, for which Mr. Brian James is a trustee. Mr. Brian James disclaims beneficial ownership of the shares of Common Stock held by the Monadnock Trust, Arctic Coast and the Trusts.

(7)	Based on 128,306,265 shares of common stock of the Company outstanding, calculated as follows: (i) 111,148,683 shares of common stock of the Company as of November 14, 2017, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 14, 2017, (ii) an aggregate of 13,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Trusts, and (iii) an aggregate of 3,657,582 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2009 Irrevocable Trust u/a March 6, 2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,740,600 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 10,740,600 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,740,600 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(8)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(8)

Based on 121,889,283 shares of common stock of the Company outstanding, calculated as follows: 111,148,683 shares of common stock of the Company as of November 14, 2017, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 14, 2017, and 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 38115J100	Page 7 of 13 Pages

This Amendment No. 28 to Schedule 13D (this “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on June 2, 2006 by Mr. Landon T. Clay, as amended by a Schedule 13D/A filed on February 2, 2010 by Mr. Landon T. Clay and Mr. Thomas M. Clay, as amended by those certain Schedules 13D/A filed on April 16, 2010, June 16, 2010, February 10, 2011, April 12, 2011, October 14, 2011, and February 9, 2012, as amended by a Schedule 13D/A filed on April 25, 2012 by Mr. Landon T. Clay, Mr. Thomas M. Clay and the LTC Trust, as amended by those certain Schedules 13D/A filed on July 16, 2012, October 26, 2012, February 21, 2013, March 27, 2013, May 2, 2013, July 30, 2013, July 31, 2013, December 10, 2013, March 26, 2014, June 18, 2014, July 25, 2014, January 15, 2015, and August 13, 2015, as amended by a Schedule 13D/A filed on December 31, 2015 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust and Mr. Brian James, as amended by a Schedule 13D/A filed on January 27, 2016 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust, Mr. Brian James and the Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016 (the “2016-2 GRAT”), as amended by a Schedule 13D/A filed on August 4, 2016, as amended by a Schedule 13D/A filed on December 2, 2016 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust, Mr. Brian James, the 2016-2 GRAT and Mr. Richard T. Clay, as amended by a Schedule 13D/A filed on February 3, 2017, and as amended by a Schedule 13D/A filed on January 5, 2018 by Mr. Thomas M. Clay, the Estate , the LTC Trust, Mr. Brian James, and the 2016-2 GRAT. This Amendment is being filed to update the beneficial holdings of each of the undersigned (i) following the transfer of 10,163,295 shares of common stock of Golden Queen from the 2016-2 GRAT to the Estate in satisfaction of the final annuity payment required by the terms of the 2016-2 GRAT and consequently to reflect the removal of the 2016-2 GRAT following the date hereof as a Reporting Person and (ii) to reflect certain other changes in the facts set forth in this Schedule 13D. This Amendment represents an exit filing for the 2016-2 GRAT. The Estate, Mr. Thomas M. Clay, the LTC Trust, the 2016-2 GRAT and Mr. Brian James are hereinafter referred to as the “Reporting Persons”.

Item 1. Security and Issuer.

This Amendment relates to the Common Stock of Golden Queen. The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2. IdentiTy and Background.

There have been no material changes to the information previously reported under Item 2 of the Schedule 13D with respect to the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended by deleting the final paragraph thereof and adding the following paragraphs after the last paragraph thereof:

2016-2 GRAT

On January 14, 2016, Mr. Landon T. Clay transferred an aggregate of 17,047,739 shares of Common Stock into the 2016-2 GRAT for estate planning purposes. The transfer was made as a gift to the 2016-2 GRAT without payment or receipt of any consideration by Mr. Landon T. Clay or the 2016-2 GRAT. On January 24, 2017, Mr. Landon T. Clay transferred an aggregate of 6,884,444 shares of Common Stock from the 2016-2 GRAT to himself in satisfaction of the annuity payment required by the terms of the 2016-2 GRAT. On January 25, 2018 the 2016-2 GRAT transferred 10,163,295 shares of Common Stock, constituting all remaining shares of Common Stock held by the 2016-2 GRAT, to the Estate in satisfaction of the final annuity payment required by the terms of the 2016-2 GRAT. The 2016-2 GRAT no longer holds any shares of Common Stock and will cease to be a Reporting Person following the date hereof.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 8 of 13 Pages

Rights Offering

Golden Queen commenced a pro-rata rights offering (the “Offering”) on December 1, 2017. Pursuant to the terms of the Offering, each stockholder of the Company received one transferable Right for each share of Common Stock of the Company that was owned by such stockholder as of the record date for the Offering. Each Right entitles the holder thereof to purchase 1.7 shares of Common Stock of the Company at an exercise price of US$0.1325 per share of Common Stock. The Rights are exercisable until February 20, 2018.

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended by adding the following paragraphs after the last paragraph thereof:

On January 25, 2018, the 2016-2 GRAT transferred 10,163,295 shares of Common Stock, constituting all remaining shares of Common Stock held by the 2016-2 GRAT, to the Estate in satisfaction of the final annuity payment required by the terms of the 2016-2 GRAT. Thomas M. Clay was the sole trustee of the 2016-2 GRAT.

Pursuant to the terms of the Offering, each stockholder of the Issuer received one transferable Right for each share of Common Stock of the Company owned by such stockholder as of the record date for the Offering. Each Right entitles the holder thereof to purchase 1.7 shares of Common Stock of the Company at an exercise price of US$0.1325 per share of Common Stock. The Rights are exercisable until February 20, 2018.

Item 5. Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)       According to the Company’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 14, 2017, 111,148,683 shares of Common Stock were outstanding as of November 14, 2017.

The Estate may be deemed to own beneficially an aggregate of 46,041,483 shares of Common Stock, which constitute 32.9% of such class of securities. This total includes (i) 17,047,739 shares of Common Stock held in the name of the Estate, (ii) 4,663 shares of Common Stock held by the IRA, (iii) 28,981,154 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by the Estate, and (iv) 7,927 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by the IRA.

Mr. Thomas M. Clay may be deemed to own beneficially an aggregate of 70,439,202 shares of Common Stock, which constitute 43.9% of such class of securities. This total includes (i) 1,806,400 shares of Common Stock held directly by Mr. Thomas M. Clay, (ii) 140,833 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay, (iii) 17,052,402 shares of Common Stock held by the Estate, for which Mr. Thomas M. Clay is the executor, (iv) 26,114 shares of Common Stock held by LTC Corporation, for which Mr. Thomas M. Clay is President, (v) 3,070,878 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held directly by Mr. Thomas M. Clay, (vi) 28,989,081 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by the Estate, for which Mr. Thomas M. Clay is the executor, and (vii) 44,393 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by LTC Corporation, for which Mr. Thomas M. Clay is President. Mr. Thomas M. Clay disclaims beneficial ownership of the shares of Common Stock held by the Estate and LTC Corporation. This total also includes (i) 807,250 shares of Common Stock held by Arctic Coast, for which Mr. Thomas M. Clay is a director, (ii) 1,344,269 shares of Common Stock held by the Monadnock Trust, for which East Hill is the investment manager, (iii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Thomas M. Clay is a trustee, (iv) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Thomas M. Clay is a trustee and has a residual beneficial interest, (v) 1,372,325 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by Arctic Coast, for which Mr. Thomas M. Clay is a director, and (vi) 2,285,257 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by the Monadnock Trust, for which East Hill is the investment manager. The CF Trust holds a 50% beneficial interest of the shares of Common Stock held by Arctic Trust, and Mr. Thomas M. Clay therefore disclaims beneficial ownership of 50% of the shares of Common Stock held by Arctic Coast. Mr. Thomas M. Clay is the sole manager of East Hill.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 9 of 13 Pages

Mr. Brian James may be deemed to own beneficially an aggregate of 19,309,101 shares of Common Stock, which constitute 15.0% of such class of securities. This total includes (i) 1,344,269 shares of Common Stock held by the Monadnock Trust, for which Mr. Brian James is a trustee, (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Brian James is a trustee, (iii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Brian James is a trustee, (iv) 807,250 shares of Common Stock held by Arctic Coast, which is deemed to be beneficially owned by the CF Trust, (v) 1,372,325 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by Arctic Coast, which is deemed to be beneficially owned by the CF Trust, and (vi) 2,285,257 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by the Monadnock Trust, for which Mr. Brian James is a trustee. Mr. Brian James disclaims beneficial ownership of the shares of Common Stock held by Arctic Coast, the Monadnock Trust and the Trusts.

The LTC Trust beneficially owns an aggregate of 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC Trust, which constitute 8.8% of such class of securities.

The 2016-2 GRAT does not own any shares of Common Stock.

(b)

(i)

(A)       The Estate has sole voting and dispositive power of 46,041,483 shares of Common Stock, including (i) 28,981,154 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by the Estate, and (ii) 7,927 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by the IRA.

(B)       Mr. Thomas M. Clay has sole voting and dispositive power of 51,130,101 shares of Common Stock, including (i) 140,833 shares of Common Stock issuable upon the exercise of options, (ii) 3,070,878 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held directly by Mr. Thomas M. Clay, (iii) 28,989,081 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by the Estate, for which Mr. Thomas M. Clay is the executor, and (iv) 44,393 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by LTC Corporation, for which Mr. Thomas M. Clay is President.

(C)       Mr. Brian James has sole voting and dispositive power of 0 shares of Common Stock.

(D)       The LTC Trust has sole voting and dispositive power of 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company.

(E)       The 2016-2 GRAT has sole voting and dispositive power of 0 shares of Common Stock.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 10 of 13 Pages

(ii)

(A)       The Estate may be deemed to share voting and dispositive power over 0 shares of Common Stock.

(B)       Mr. Thomas M. Clay may be deemed to share voting and dispositive power over 19,309,101 shares of Common Stock, including (i) 807,250 shares of Common Stock held by Arctic Coast, for which Mr. Thomas M. Clay is a director, (ii) 1,344,269 shares of Common Stock held by the Monadnock Trust, for which East Hill is the investment manager, (iii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Thomas M. Clay is a trustee, (iv) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Thomas M. Clay is a trustee and holds a residual beneficial interest, (v) 1,372,325 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by Arctic Coast, for which Mr. Thomas M. Clay is a director, and (vi) 2,285,257 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by the Monadnock Trust, for which East Hill is the investment manager. The CF Trust holds a 50% beneficial interest of the shares of Common Stock held by Arctic Trust, and Mr. Thomas M. Clay therefore disclaims beneficial ownership of 50% of the shares of Common Stock held by Arctic Coast. Mr. Thomas M. Clay is the sole manager of East Hill.

(C)       Mr. Brian James may be deemed to share voting and dispositive power over 19,309,101 shares of Common Stock, including (i) 1,344,269 shares of Common Stock held by the Monadnock Trust, for which Mr. Brian James is a trustee, (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Brian James is a trustee, (iii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Brian James is a trustee, (iv) 807,250 shares of Common Stock held by Arctic Coast, which is deemed to be beneficially owned by the CF Trust, (v) 2,285,257 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by the Monadnock Trust, for which Mr. Brian James is a trustee, and (vi) 1,372,325 shares of Common Stock that may be purchased within 60 days upon the exercise of outstanding, currently exercisable Rights held by Arctic Coast, which is deemed to be beneficially owned by the CF Trust. Mr. Brian James disclaims beneficial ownership of the shares of Common Stock held by Arctic Coast, the Monadnock Trust and the Trusts.

(D)       The LTC Trust has shared voting and dispositive power of 0 shares of Common Stock.

(E)       The 2016-2 GRAT has shared voting and dispositive power of 0 shares of Common Stock.

(c)       On November 21, 2017, Mr. Thomas M. Clay was appointed President of LTC Corporation. Mr. Thomas M. Clay disclaims beneficial ownership of the 26,114 shares of Common Stock owned by LTC Corporation. On December 4, 2017, Mr. Thomas M. Clay was appointed the executor of the Estate. Mr. Thomas M. Clay disclaims beneficial ownership of the 17,052,402 shares of Common Stock owned by the Estate.

(d)       Inapplicable.

(e)       The 2016-2 GRAT, as a result of the transfer on January 25, 2018 of all of its shares of Common Stock pursuant to the terms of the 2016-2 GRAT, will cease to be a Reporting Person following the filing of this Amendment.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 11 of 13 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There have been no material changes to the information previously reported under Item 6 of the Schedule 13D with respect to the Reporting Persons.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint filing agreement, dated as of February 12, 2010, by and between Landon T. Clay and Thomas M. Clay.*

Exhibit 2	Joint filing agreement, dated as of April 24, 2012, by and between Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust.**

Exhibit 3	Transaction Agreement, dated June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 4	Voting and Support Agreement, dated as of June 8, 2014.***

Exhibit 5	Standby Purchase Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 6	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 7	Amended and Restated Registration Rights Agreement, dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 8	Form of Share Purchase Warrants of Golden Queen Mining Co. Ltd., dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 9	Joint Filing Agreement, dated as of December 18, 2015, among Landon T. Clay, Thomas M. Clay, Brian James and the Landon T. Clay 2009 Irrevocable Trust.****

Exhibit 10	Joint Filing Agreement, dated as of January 27, 2016, among Landon T. Clay, Thomas M. Clay, Brian James, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust.*****

SCHEDULE 13D

CUSIP NO. 38115J100	Page 12 of 13 Pages

Exhibit 11	Joint Filing Agreement, dated as of December 2, 2016, among Landon T. Clay, Thomas M. Clay, Brian James, Richard T. Clay, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust.******

Exhibit 12	Form of Share Purchase Warrants of Golden Queen Mining Co. Ltd., dated as of November 21, 2016 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on November 25, 2016).

Exhibit 13	Joint Filing Agreement, dated as of January 5, 2018, among the Landon Thomas Clay Estate, Thomas M. Clay, Brian James, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust.*******

Exhibit 14	Standby Guarantee Agreement, dated as of November 10, 2017, among Golden Queen Mining Co. Ltd., the Landon T. Clay 2009 Irrevocable Trust and The Masters 1, LLC.*******

__________

*Included as an exhibit to the Schedule 13D/A filed on February 2, 2010.

**Included as an exhibit to the Schedule 13D/A filed on April 25, 2012.

***Included as an exhibit to the Schedule 13D/A filed on June 18, 2014.

**** Included as an exhibit to the Schedule 13D/A filed on December 18, 2015.

***** Included as an exhibit to the Schedule 13D/A filed on January 27, 2016.

****** Included as an exhibit to the Schedule 13D/A filed on December 2, 2016.

******* Included as an exhibit to the Schedule 13D/A filed on January 5, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018	ESTATE OF LANDON THOMAS CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Executor

February 7, 2018	THOMAS M. CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay

February 7, 2018	BRIAN JAMES

	By:	/s/ Brian James
Brian James

February 7, 2018	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

February 7, 2018	LANDON T. CLAY 2016-2 ANNUITY TRUST U/A DATED JANUARY 14, 2016

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee